Contact

www.linkedin.com/in/elizabeth-macbride-85a3806 (LinkedIn)

Top Skills

Books
Social Media
Copy Editing

Honors-Awards

Best Feature, Silver Award
Best In Business

Elizabeth MacBride

Business Journalist. Speaker and Writer on Startups, Innovation, Finance and Small Business. Co-Author of The New Builders. Founder at Times of E. SAIS '24
New Alexandria, Virginia, United States

Summary

Founder and Editor of The Times of Entrepreneurship. Sign up for our free weekly newsletter here: www.timesofe.com/introduction.

I'm an entrepreneur, award-winning business journalist and an author with deep expertise in finance, technology and international business. I've been on the founding team of four startups, including Wealthfront, the first online financial advisor. My work has been supported by the Kauffman Foundation and Walton Family Foundation. During the pandemic, my stories from were used to reshape the federal government's small business aid program and the U.S. Census Bureau's small business reporting policies.
With venture capitalist Seth Levine, I am co-author of The New Builders. It argues that the future of the American economy depends on how well we understand the needs of the people most likely to launch businesses today – women and people of color. Launched May 4 2021, it briefly topped books about Elon Musk and Jeff Bezos on Amazon.
In my journalism career, Elizabeth has written or edited for Quartz, Forbes Magazine, Atlantic.com, Stanford GSB, CNBC, HBR.com, BBC Capital, Advertising Age, Newsweek and many others. My stories have been viewed by millions of people worldwide and translated into languages including Arabic, Turkish and Armenian.
I've brought a journalist's sensibilities into the world of finance, with viral features like: Why Venture Capital Doesn't Build What We Really Need. I have also edited two books on retirement and Wall Street for Charley Ellis, board member of Vanguard Inc., and the author of the classic Winning the Loser's Game.

Experience

Timesofentrepreneurship.com
Founder

October 2019 - Present (3 years 3 months)

Pioneering business publication launching in 1Q 2020

Independent
Freelance writer, editor and consultant
2004 - Present (18 years)
Alexandria, Va.

I'm a freelance writer specializing in business journalism, especially finance, entrepreneurship, and lately, the Middle East. My work has appeared in CNBC, BBC Capital, Crain's New York, Advertising Age, the Washington Post and the Christian Science Monitor, among others, and I write for the Stanford GSB. For my consulting clients, I write and edit white papers and books, help develop regular web content and build web site traffic. I am also a co-founder of www.200kfreelancer.com.

MacIvor Strategies
Founding Partner
January 2019 - Present (4 years)
Washington D.C. Metro Area

With Jeremy Smith, director of the Retirement Savings Initiative at the Aspen Institute's Financial Security Program, I've founded a consulting group offering strategy and thought leadership in financial services.

CNBC, Quartz, Forbes.com
Contributor
January 2014 - Present (9 years)

Beeck Center for Social Impact + Innovation
Fellow
January 2019 - October 2019 (10 months)
Washington, D.C.

Office of the Quartet
Writing Fellow
June 2016 - November 2016 (6 months)
Jerusalem

Wrote in-depth stories about the Palestinian economy a writing fellowship for the Office of the Quartet, a diplomatic entity working on peace in the Middle East. The Quartet comprises the U.S., the U.N., the E.U. and Russia. My stories were about tourism, the power sector and affordable housing. I interviewed Tony Blair, Mohammad Mustafa and many other Palestinian

business leaders, and traveled extensively in Israel and the West Bank -- and, independently went to Gaza.

Wealthfront
Editor
2011 - August 2013 (2 years)
Palo Alto, Calif.

Conceptualized, edited and wrote thought leadership for Wealthfront. Edited executive thought leadership for CEO Andy Rachleff and COO Adam Nash for outlets including Inc., TechCrunch, CNET and PandoDaily. Aided in internal and external communications, including content marketing, for fast-growing technology company in the highly regulated finance industry. Content was responsible for 10-20% of the company's clients signups in the first year after the launch of its financial advisor service.

Penn State University and the University of Maryland
Adjunct Professor
January 2004 - December 2007 (4 years)
State College, Pa.; College Park, Md.

Adjunct journalism faculty. Taught reporting and editing classes.

Crain's New York
Managing Editor
2001 - 2004 (3 years)

Helped manage a staff of 35 for weekly newspaper.

Central Penn Business Journal
Editor
1997 - 2001 (4 years)

Lancaster Newspapers
Sunday News reporter
1995 - 1997 (2 years)

The Diamondback
Editor in chief
May 1992 - January 1994 (1 year 9 months)
University of Maryland

I edited the University of Maryland's daily student newspaper while attending class full-time. I financed my own college education with scholarships and work.

Education

George Mason University

Master of Fine Arts, Creative Writing · (2006 - 2007)

University of Maryland College Park

Bachelor of Science in Journalism · (1989 - 1993)